FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

February 22, 2006

Item 3.	News Release
The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Grandview Gold Inc. (CNQ:GVGI & OTC BB: GVGDF) ("Grandview Gold" or the “Company”) and Fronteer Development Group Inc. (FRG:TSX/AMEX) announced its assay results for its 2005, 16-hole core drilling program on its Dixie Lake Gold Property in Red Lake, Ontario. The Dixie Lake property is located 25 kilometers south of Goldcorp Inc’s Red Lake and Campbell gold mines. Core hole DL0509 intersected 4.0 gpt Au over 7.0m, including an interval of 9.53 gpt Au over 0.90m, and 3.32gpt Au over 1.90m.

Item 5.	Full Description of Material Change

February 22, 2006 - Toronto, Ontario – Grandview Gold Inc. (CNQ:GVGI & OTC BB: GVGDF) ("Grandview Gold" or the “Company”) and Fronteer Development Group Inc. (FRG:TSX/AMEX) are pleased to announce its assay results for its 2005, 16-hole core drilling program on its Dixie Lake Gold Property in Red Lake, Ontario. The Dixie Lake property is located 25 kilometers south of Goldcorp Inc’s Red Lake and Campbell gold mines. Core hole DL0509 intersected 4.0 gpt Au over 7.0m, including an interval of 9.53 gpt Au over 0.90m, and 3.32gpt Au over 1.90m.

Significant gold intercepts are summarized in the following table. All gold values are uncut. While all holes were designed to intersect the zone as close to perpendicular as possible, the intersection widths are not necessarily true thickness.

Hole No.	From (m)	To (m)	Au (gpt)	length (m)	Au (opt)	length (feet)	Zone
DL0501	90.50	91.90	1.22	1.40	0.04	4.59	88-04 West
DL0502	27.00	27.50	1.00	0.50	0.03	1.64	88-04 West
DL0502	265.50	266.50	0.53	1.00	0.02	3.28	88-04 West
DL0503	82.70	84.60	3.32	1.90	0.10	6.23	MMI East
including	82.70	83.20	6.73	0.50	0.20	1.64	MMI East
DL0504	74.00	74.50	0.98	0.50	0.03	1.64	MMI East

DL0505	104.35	110.30	1.47	5.95	0.04	19.52	88-04 Shoot
DL0506	165.60	167.10	0.73	1.50	0.02	4.92	GVX Shoot
DL0507	62.85	65.15	1.38	2.30	0.04	7.55	88-04 West
DL0508	111.30	116.50	2.12	5.20	0.06	17.06	GVX Shoot
DL0508	125.20	126.70	2.78	1.50	0.08	4.92	GVX Shoot
DL0509	179.20	186.20	4.04	7.00	0.12	22.97	GVX Shoot
including	181.70	186.20	5.85	4.50	0.17	14.76	GVX Shoot
and	185.30	186.20	9.53	0.90	0.28	2.95	GVX Shoot
DL0510	18.40	26.90	1.66	8.50	0.05	27.89	88-04 Shoot
DL0511	132.90	134.30	2.16	11.00	0.06	36.09	GVX Shoot
DL0512	118.60	120.10	1.69	1.50	0.05	4.92	88-04
DL0513	188.70	190.00	1.56	1.30	0.05	4.27	88-04
DL0514	140.95	142.70	0.56	1.75	0.02	5.74	88-04 West
DL0515	No	significant	assays	No	significant	assays	88-04 West
DL0516	69.00	71.00	1.27	2.00	0.04	6.56	88-04 West

Twelve of the sixteen drill holes were designed to test the lateral and vertical extensions to the 88-04 Zone, mostly to the west of the principal “mineralization shoot” of previous drill programs. Two holes (DL0502 and DL0516) tested a parallel magnetic anomaly, coincident with an elevated Mobile Metal Ion (MMI) Au response ratio. An entirely new area defined by a high MMI Au response ratio in the East of the property was also tested by two holes (DL0503 and DL0504).

Holes DL0505 and DL0510 were drilled in the original 88-04 Zone shoot. They returned values of 1.47 gpt Au over 5.95m and 1.66 gpt Au over 8.50m. These holes are drilled on the 88-04 Zone shoot and are shallow intersections into the zone. This zone remains open at depth and downplunge to the west. Certain areas within the shoot also require additional infill drilling.

A new shoot of mineralization, the “GVX shoot” was intersected in four holes from the 2005 campaign brings together continuity with five historical holes. The “GVX shoot” now has 9 holes intersecting the horizon, which grade from 0.70 gpt Au over 1.5 m to 5.85 gpt Au over 4.5 m and 10.1 gpt over 1.1m. Grandview holes DL0506, 08, 09 and 11 intersected this shoot, and encouraging mineralization, as seen in the table above. Historical holes in this zone include DL8920, 22, 29, 39 and DL0309.

Hole DL0512 and DL0513 tested the 88-04 Zone horizon between the 88-04 Zone shoot and the GVX shoot. Both holes intersected gold mineralization in the 88-04 Zone horizon and returned results of1.69 gpt Au over 1.50m in hole DL0512 and 1.56 gpt Au over 1.30m in hole DL0513.

The remaining holes, DL0501, 02, 07, 14, 15 and 16 tested the 88-04 zone west of the “GVX shoot”. Hole DL0501 was the western most hole, more then 200m west of the “GVX shoot’. An intersection of 1.22 gpt Au over 1.40 m was returned in the 88-04 zone. Hole DL0515 returned no significant assays, and was drilled approximately 150m west of the “GVX shoot”. Holes DL0507 and DL0514 return results of 1.38 gpt Au over 2.30m and 0.56 gpt Au over 1.75m, respectively. These holes tested 100m gap in drilling and show the continuity of the 88-04 zone. Holes DL0501, 02 and 16 tested the far west extension of the 88-04 zone where it swings to the north. Holes DL0502 and DL0516 are more then 400m away from the 88-04 shoot and returned encouraging results of 1.00 gpt Au over 0.50m and 1.27 gpt Au over

2.00m respectively. Hole DL0502 returned a second zone of mineralization more then 200m downhole from the first zone, which returned 0.53 gpt Au over 1.0m. Hole RL0501 was drilled approximately 50m west of hole DL0515, and 200m west of the “GVX shoot”, where it returned 1.22gpt Au over 1.40m

Holes DL0503 and DL0504 tested a high MMI Au response ratio, more then 800m east of the 88-04 Zone. These are the first two holes in the vicinity and returned extremely encouraging results for a first phase program on a grass roots target of 3.32 gpt Au over 1.90m in hole DL0503 including a higher grade section running 6.73 gpt Au over 0.50m. In hole DL0504, encouraging values of 0.98 gpt Au over 0.50m were returned. It should be understood that these holes were not ideally situated, and topography and a creek crossing made drill set up less then ideal. Even with these technical challenges, these two holes are considered a great success and we are eager to follow up these holes with additional drilling in our next program, currently planned to start in the next 30 days.

Results from the 2005 drill program point to two high priority targets. The newly identified “GVX shoot” is open to depth and should be followed up down-plunge. The identification of this second shoot to the 88-04 zone also leads to the potential of discovering further high grade shoots in the 88-04 system. A second high priority target that was developed from the results of the 2005 drilling is the strike extension of the anomalous Au mineralization encountered in hole DL0503 and DL0504. It is anticipated that drilling will recommence in under four weeks to test these targets. As well, the far west holes DL0501, DL0502 and DL0516 all point to the mineralization of the 88-04 zone continuing to the west, and leave open the potential for additional higher grade shoots west of the “GVX shoot”.

While the grades encountered in these zones are moderate, relative to typical operating underground mines in comparable environments, the widths can be quite large, and local high grade occurrences and proximity to Goldcorp’s Campbell Mine and Red Lake Mine existing infrastructure make this project economically interesting.

The “88-04” zone is a silicified and sulphidized sedimentary rock occurring within a sequence of mafic volcanic rocks. Silica-carbonate alteration occurs as replacement style alteration and in quartz-calcite veins. Pyrrhotite is the most dominant sulphide followed by pyrite, arsenopyrite, chalcopyrite and spahlerite. Visible gold is not uncommon, and is commonly associated with strong pyrrhotite and weak pyrite-arsenopyrite mineralization, as well as in quartz only veins. Previous work has identified the presence of gold-silver and lead-tellurides, locally encapsulated in arsenipyrite. Native gold occurs as free gold crystals up to 50 microns in size.

The Dixie Lake property is a gold exploration property in the Red Lake Mining District of Ontario. Grandview Gold Inc. has an option agreement with Fronteer Development Group that gives Grandview the right to earn a 51% ownership interest in the property by spending $300,000 in exploration and meeting certain option payments to Perry English. Grandview to date has spent in excess of $400,000 on the property.

Since 1988 when the initial discovery of the “88-04” zone was made, more then 20,500m of drilling has been completed on the property. The bulk of the historical drilling has focused on the “88-04”. The Dixie Lake property comprises approximately 1,790 hectares in 50 claims.

A copy of the “Independent Technical Report on the Dixie lake Project, Red Lake, Ontario”, prepared by Christopher Lee, M. Sc., P. Geo of SRK Consulting (Canada) Inc. will be available shortly at www.sedar.com and at www.grandviewgold.com.

Mr. Toby N. J. Hughes, P. Geo Canadian Projects Manager, is the qualified person responsible for all technical data reported in this news release. Field work for this was conducted by Mr. Hughes, and A.P. “Tony” Pryslak, P. Geo, whose combined experience in the Red Lake camp exceeds 25 years. Analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques.

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol “GVGI” and the OTC BB under the symbol “GVGDF”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 24th day of February 2006.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,
President & Chief Executive Officer